                                                        Exhibit 24.2

                   SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                        Consolidated Financial Statements
                                       and
                          Independent Auditor's Report

                           December 31, 1999 and 1998

                                    CONTENTS

                                                                           PAGE
                                                                           ----
INDEPENDENT AUDITOR'S REPORT                                                   3

FINANCIAL STATEMENTS

  Consolidated Balance Sheet                                                   4

  Consolidated Statements of Operations                                        5

  Consolidated Statements of Changes in Stockholders' Equity (Deficit)         6

  Consolidated Statements of Cash Flows                                        7

  Notes to Financial Statements                                           8 - 14

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Solomon Alliance Group, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Solomon Alliance Group, Inc. and Subsidiary (a development stage enterprise) as of December 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998. We did not audit the financial information contained in the consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the period beginning with the Company's inception, October 25, 1996, through December 31, 1997 included in the inception through December 31, 1999 period. That information was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the period of the Company's inception, October 25, 1996, through December 31, 1997, is based solely on the report of the other auditors. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Solomon Alliance Group, Inc. and Subsidiary as of December 31, 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998, and from October 25, 1996 (inception), to December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Stokes & Company, P.C.
---------------------------
STOKES & COMPANY, P.C.
Washington, D.C.

May 10, 2000

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1999

ASSETS

 CURRENT ASSETS
   Cash                                                       $ 2,470
   Employee receivables                                         5,719
                                                           ----------
         Total current assets                                   8,189

 PROPERTY AND EQUIPMENT - AT COST
   Furniture and office equipment, net of accumulated
     depreciation of $14,946                                   55,968

 OTHER ASSETS
   Goodwill, net of accumulated amortization of $80,056       202,493
                                                           ----------
                                                            $ 266,650
                                                           ==========


 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 CURRENT LIABILITIES
   Accounts payable                                         $ 140,437
   Accrued salaries                                            45,000
   Accrued payroll taxes                                       34,934
   Officer loans                                              100,673
   Note payable                                                50,000
                                                           ----------
        Total current liabilities                             371,044
                                                           ----------
 LONG-TERM LIABILITIES
   Convertible debentures                                     757,305
                                                           ----------

 STOCKHOLDERS' EQUITY (DEFICIT)
   Common stock, $.001 par value; 100,000,000 shares
     authorized; 18,959,000 shares issued and 17,350,629
     outstanding                                               17,351
   Additional paid in capital                                 644,557
   Deficit accumulated during development stage            (1,523,607)
                                                           ----------
                                                             (861,699)
                                                           ----------
                                                            $ 266,650
                                                           ==========

The accompanying notes are an integral part of this financial statement.

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998 AND THE
PERIOD FROM OCTOBER 25, 1996 (INCEPTION) TO DECEMBER 31, 1999

                                                                                OCTOBER 25, 1996
                                                                                (INCEPTION) TO
                                                                                  DECEMBER 31,
                                                          1999          1998          1999
                                                          ----          ----     ------------
REVENUE
  Sales                                             $     2,400    $     5,456    $     7,856
COST OF MERCHANDISE SOLD                                  2,035          4,954          6,989
                                                    -----------    -----------    -----------

         Gross profit                                       365            502            867
                                                    -----------    -----------    -----------
EXPENSES
  Interest                                               72,254          9,378         81,632
  Depreciation and amortization                          68,781         26,221         95,002
  Selling and administrative                          1,103,635        645,462      1,800,879
                                                    -----------    -----------    -----------
                                                      1,244,670        681,061      1,977,513
                                                    -----------    -----------    -----------
         Loss from operations                        (1,244,305)      (680,559)    (1,976,646)

OTHER INCOME AND EXPENSE
  Interest income                                         1,221          1,818          3,039
                                                    -----------    -----------    -----------

         Loss before income tax expense
           and extraordinary item                    (1,243,084)      (678,741)    (1,973,607)

INCOME TAXES                                                 --             --             --
                                                    -----------    -----------    -----------
         Loss before extraordinary item              (1,243,084)      (678,741)    (1,973,607)

EXTRAORDINARY ITEM:
  Gain on extinquishment of debt, less applicable       450,000             --        450,000
                                                    -----------    -----------    -----------

         Net loss                                   $  (793,084)   $  (678,741)   $(1,523,607)
                                                    ===========    ===========    ===========

EARNINGS (LOSS) PER COMMON SHARE:

         Loss before extraordinary item             $     (0.09)   $     (0.09)
         Extraordinary item                                0.03             --
                                                    ------------   -----------
         Net loss                                   $     (0.06)   $     (0.09)
                                                    ============   ===========

The accompanying notes are an integral part of this financial statement.

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FROM OCTOBER 25, 1996 (INCEPTION) TO DECEMBER 31, 1999


                                                                                               DEFICIT
                                                                                             ACCUMULATED
                                                       COMMON STOCK          ADDITIONAL         DURING
                                                   --------------------       PAID-IN         DEVELOPMENT
                                                   SHARES        AMOUNT       CAPITAL            STAGE             TOTAL
                                                   ------        ------      ----------        ------------     ---------
Balance, December 31, 1997                        5,454,000      $ 5,454      $  46,436       $   (51,782)      $     108

    Common stock issued for the acquisition
      of Visual Link Wireless, Inc.               6,000,000        6,000             --                --           6,000

    Net Loss                                             --           --             --          (678,741)       (678,741)
                                                 ----------      -------      ---------       -----------       ---------

Balance, December 31, 1998                       11,454,000       11,454         46,436          (730,523)       (672,633)

    Common stock issued as collateral for
     convertible debentures                       1,608,371           --             --                --              --

    Common stock issued for conversion of
      convertible debentures                      3,391,629        3,392        500,594                --         503,986

    Subscribed common stock                              --           --         97,532                --          97,532

    Common stock issued for
      exercised  warrants                         2,500,000        2,500             --                --           2,500

    Common stock issued for the
      acquisition  of MPTG
      Communications, Inc.                            5,000            5             (5)               --              --

    Net Loss                                             --           --             --          (793,084)       (793,084)

                                                 ----------      -------      ---------       -----------       ---------

Balance, December 31, 1999                       18,959,000      $17,351      $ 644,557       $(1,523,607)      $(861,699)
                                                 ==========      =======      =========       ===========       =========

The accompanying notes are an integral part of this financial statement.

 SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
 (A DEVELOPMENT STAGE ENTERPRISE)
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998 AND THE
 PERIOD FROM OCTOBER 25, 1996 (INCEPTION) TO DECEMBER 31, 1999

                                                                                      OCTOBER 25, 1996
                                                                                       (INCEPTION) TO
                                                                                        DECEMBER 31,
                                                           1999             1998            1999
                                                        ----------      ----------     --------------
 CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from sales                             $   2,400       $   5,456       $     7,856
   Interest income                                          1,221           1,818             3,039
   Payments to vendors, suppliers and employees          (900,573)       (533,518)       (1,485,873)
                                                        ---------       ---------       -----------
         NET CASH USED BY OPERATING ACTIVITIES           (896,952)       (526,244)       (1,474,978)
                                                        ---------       ---------       -----------
 CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment                     (42,021)         (9,002)          (51,023)
                                                        ---------       ---------       -----------
         NET CASH USED BY INVESTING ACTIVITIES            (42,021)         (9,002)          (51,023)
                                                        ---------       ---------       -----------
 CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from loans                                         --          20,000            20,000
   Repayments of loans                                    (20,000)        (10,000)          (30,000)
   Proceeds from convertible debentures                   880,557         409,343         1,289,900
   Proceeds from warrants                                   2,500              --             2,500
   Proceeds from issuance of common stock                      --              --            51,890
   Proceeds from acquisition of subsidiary                     --         194,181           194,181
                                                       ----------       ---------       -----------
         NET CASH PROVIDED BY FINANCING ACTIVITIES        863,057         613,524         1,528,471
                                                       ----------       ---------       -----------

         NET INCREASE (DECREASE) IN CASH                  (75,916)         78,278             2,470

         CASH at beginning of year                         78,386             108                --
                                                       ----------       ---------       -----------

         CASH at end of year                           $    2,470       $  78,386       $     2,470
                                                       ==========       =========       ===========

 RECONCILIATION OF NET LOSS TO NET CASH
      USED BY OPERATING ACTIVITIES:

 Net Loss                                               $ (793,084)     $(678,741)      $ 1,523,607)

 Adjustments to reconcile net loss to net
   cash used by operating activities:
   Depreciation and amortization                           68,781          26,221            95,002
   Accrued interest not paid                               62,563           9,379            71,942
   Debt forgiveness                                      (450,000)             --          (450,000)
   (Increase) decrease in assets:
     Employee receivables                                  (5,719)             --            (5,719)
     Prepaids                                              14,167         (14,167)               --
   Increase (decrease) in liabilities:
     Accounts payable                                     113,769          43,028           156,797
     Accrued salaries                                     (11,250)         56,250            45,000
     Accrued payroll taxes                                 34,057             877            34,934
     Officer loans                                         69,764          30,909           100,673
                                                       ----------      ----------      ------------

         NET CASH USED BY OPERATING ACTIVITIES         $ (896,952)     $ (526,244)     $ (1,474,978)
                                                       ==========      ==========      ============

The accompanying notes are an integral part of this financial statement.

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
Years Ended December 31, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Solomon Alliance Group, Inc. was incorporated in the State of Arizona on October 25, 1996. The Company was incorporated for the purpose of seeking potential business ventures. The Company is classified as a development stage enterprise because it has had no significant operations since its inception. In 1998, the Company decided to target the emerging wireless data industry and on July 17, 1998 the Company acquired 100% of the common stock of Visual Link Wireless, Inc.
(VLW), which became a wholly owned subsidiary. VLW was a startup company in the wireless data industry focusing on applications for the mobile professional. On August 5, 1999, the Company acquired MPTG Communications, Inc., another startup company that designed wireless data devices for niche markets. During the fourth quarter of 1999 the Company was reorganized and is now repositioning itself to take advantage of new opportunities in the wireless industry.

Solomon is positioning itself to be a premier wireless data solutions provider in the new and rapidly expanding wireless data market. Under the Knowledge2Go brand, it focuses on integrated wireless Internet products and services for both the business to business and personal use markets. In addition, Solomon plans to expand into other segments of the industry through selected acquisitions and joint ventures.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany accounts, transactions, and profits are eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of December 31, 1999, the Company had no cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

           Computers and Equipment                              5 years
           Office Furniture and Fixtures                        5 years

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)
Years Ended December 31, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

USE OF ESTIMATES

Preparing the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 1999 there were no deferred tax assets or liabilities.

GOODWILL

The excess of acquisition cost over the fair value of net assets (goodwill) of Visual Link Wireless, Inc. (VLW), the Company's operating subsidiary is being amortized using the straight-line method over 5 years. Management believes that there has been no impairment of the goodwill as reflected in the Company's consolidated financial statements as of December 31, 1999. The Company has adopted a reduced period of amortization reflecting the approximate utility of the purchased goodwill. The subsidiary is subject to changes occurring in the high-tech communications industry. Cost in excess of net assets of VLW, net of amortization, was $202,493 as of December 31, 1999. Amortization for the years ending December 31, 1999 and 1998 was $56,510 and $23,546, respectively.

EARNINGS PER SHARE

Basic net earnings (loss) per common share (EPS) is computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon the conversion of debt. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The average shares outstanding for basic EPS during 1999 and 1998, were 14,060,039 and 7,226,201, respectively.

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)
Years Ended December 31, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

GOING CONCERN

As shown in the accompanying consolidated financial statements, the Company has incurred recurring losses from operations, and as of December 31, 1999, the Company's current liabilities exceeded its current assets by $362,855 and its total liabilities exceeded its total assets by $861,699. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management has instituted a cost reduction program that included a reduction in labor and fringe costs as well as the operating overhead. In addition, the Company has converted substantial debt to capital and is actively seeking additional capital resources. Management believes these factors will contribute toward achieving profitability. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE B - MERGERS AND ACQUISITIONS

On July 17, 1998, the Company acquired a 100% interest in Visual Link Wireless, Inc. (VLW), in exchange for 6 million shares of the Company's common stock, warrant rights to an additional 1 million shares at $4 per share and the assumption of a note payable in the amount of $500,000. VLW was formed by a tax-free incorporation of Visual Link Telecommunications, LC. VLW is involved in the development of wireless communications technologies and products. This acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations have been included in the Company's consolidated financial statements since the date of acquisition. The purchase price has been allocated based on estimated fair values at the date of acquisition. The allocation has resulted in acquired goodwill of $282,549, which is being amortized on a straight-line basis over 5 years. Subsequent to the acquisition, the assumed debt was renegotiated and the Company settled the entire obligation for $50,000. The remaining balance was recognized as income during 1999 as more fully discussed in Note G.

On August 5, 1999, the Company's wholly-owned subsidiary, VLW, completed a business combination with MPTG Communications, Inc. (MPTG) The combination is a stock for stock merger, which is characterized as a forward triangular merger. The merger is qualified as a tax-free exchange and was accounted for as a pooling of interests. Solomon Alliance Group, Inc. issued 1 share of its common stock for each share of MPTG's outstanding common stock. A total of 5,000 shares of the Company's common stock was issued as a result of the merger. The Company's consolidated financial statements for 1999 and 1998 include the accounts of MPTG as if the companies had combined as of the beginning of the first period presented.

There were no significant transactions between MPTG and VLW or Solomon Alliance Group, Inc. before the combination and no adjustments were necessary to conform MPTG's accounting policies.

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)
Years Ended December 31, 1999 and 1998

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

                                                                   1999
                                                                   ----
                  Computer and Equipment                        $ 62,963
                  Office Furniture and Fixtures                    7,951
                                                                --------
                                                                  70,914
                  Less accumulated depreciation                   14,946
                                                                --------
                                                                 $55,968
                                                                ========

NOTE D - NOTE PAYABLE AND CONVERTIBLE DEBENTURES

During June 1999, the company issued its $500,000, 2% Convertible Debenture Due June 23, 2004 to GEM Advisors, Inc. The Debenture contains a conversion provision for shares of the Company's stock, not to exceed 5 million shares. The conversion price is based on a formula contained in the Debenture. The Debenture was secured by the convertible shares, which were placed in escrow with the lender's attorneys. As of December 31, 1999, the Debenture and the accumulated interest thereon, was fully converted into 3,391,629 shares of common stock, at an average conversion price of $0.149 per share. The remaining 1,608,371 shares were returned to the Company during April of 2000 and have been cancelled. In connection with this lending activity, the Company also issued warrants for 2.5 million shares of the stock, which were immediately exercised.

During 1999, the Company assumed $789,900 in 8% Convertible Debentures in connection with its subsidiary's merger with MPTG. The Debentures have a maturity date of three years from the date of issue. During the year ending December 31, 1999, $89,500 of the Debentures along with $8,032 of accrued interest was converted to common stock of the Company. The balance of the Debenture at December 31, 1999 consists of a $700,400 in principal and $56,905 in accrued interest. These remaining Debentures were substantially converted into 3,443,828 shares of the Company's common stock during the first quarter of 2000. As of December 31, 1999, under the terms of the Debenture, the maturities of principal would have been $346,343 for 2001 and $354,057 for 2002.

The Company is obligated on a demand note for $50,000, at 0% interest, which represents the remaining balance of an obligation assumed at the time it purchased its subsidiary, Visual Link Wireless, Inc. The balance of this obligation is reflected as a current liability.

NOTE E - CAPITAL STOCK

During the month of December 1999 certain Debenture holders provided the Company with their Notice of Conversion to the Company's common stock. The Company has transferred $97,532 of debt and accumulated interest to its paid in capital for these subscribed shares. In satisfaction of these conversions, the Company issued 444,014 of fully assessed and paid shares during the first quarter of 2000.

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)
Years Ended December 31, 1999 and 1998

NOTE E - CAPITAL STOCK (Continued)

During the years ended December 31, 1999, and December 31, 1998, the board of directors approved the issuance of warrants to purchase an aggregate of 3,500,000 shares of the Company's common stock. Such warrants are exercisable at prices ranging from $.001 to $4.00 per share, all of which are fully vested at December 31, 1999, and expire at various times through July 2002.

During the year ended December 31, 1999, certain warrant holders exercised warrants to purchase 2,500,000 shares of the Company's common stock for an aggregate of $2,500.

A summary of warrant activity for 1999 and 1998 is as follows:

                                              WEIGHTED                     WEIGHTED
                                              AVERAGE                       AVERAGE
                              NUMBER OF       EXERCISE     WARRANTS        EXERCISE
                              WARRANTS         PRICE     EXERCISABLE         PRICE
                             ----------      ----------  -----------      ----------
Outstanding,
  December 31, 1997                  --              --          --              --
     Granted                  1,000,000      $     4.00   1,000,000      $     4.00
     Exercised                       --              --          --              --
                             ----------      ----------  ----------      ----------

Outstanding,
  December 31, 1998           1,000,000            4.00   1,000,000            4.00
     Granted                  2,500,000            .001   2,500,000            .001
     Exercised               (2,500,000)          (.001) (2,500,000)          (.001)
                             ----------      ----------  ----------      ----------

Outstanding,
December 31, 1999             1,000,000      $     4.00   1,000,000      $     4.00
                             ==========      ==========  ==========      ==========

      At December 31, 1999, the range of warrant prices for shares under warrants and the weighted average remaining contractual life is as follows:

                                                  WARRANTS OUTSTANDING                     WARRANTS EXERCISABLE
                                          --------------------------------------    -----------------------------------
                                                                  WEIGHTED
                                              WEIGHTED            AVERAGE                                  WEIGHTED
        RANGE OF                               AVERAGE           REMAINING                                 AVERAGE
        WARRANT             NUMBER OF         EXERCISE          CONTRACTUAL               NUMBER           EXERCISE
     EXERCISE PRICE          WARRANTS           PRICE               LIFE               EXERCISABLE          PRICE
------------------------- --------------- ------------------ ------------------- -- ------------------- ---------------
      $4.00-- 5.00           1,000,000           $4.00              2.63                1,000,000            $4.00
                          ---------------                                           -------------------
                            1,000,000                                                   1,000,000
                          ===============                                           ===================

During July 1999, the board authorized the issue of non-qualified stock options for 350,000 shares of the Company's common stock. Options representing 150,000 shares at an average exercise price of $.194 vested

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)
Years Ended December 31, 1999 and 1998

NOTE E - CAPITAL STOCK (Continued)

upon issue, the remaining 200,000 shares which may be exercised for 50% of the prior two months average trading price at the date of exercise, vest on January 7, 2000. All of the options will expire on July 7, 2000.

NOTE F - COMPENSATION OF OFFICERS

                               SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM COMPENSATION
                                                                              ---------------------------------
                                  ANNUAL COMPENSATION                         AWARDS                  PAYOUTS
                                                                                                         $
---------------------------------------------------------------------------------------------------------------
                                                                 OTHER       RESTRICTED  SECURITIES              ALL OTHER
                                                                 ANNUAL        STOCK      UNDERLYING    LTIP      COMPEN-
   NAME AND PRINCIPAL               SALARY       BONUS        COMPENSATION     AWARDS    OPTIONS/SAR  PAYOUTS     SATION
        POSITION           YEAR        $           $               $              $           #           $          $
---------------------------------------------------------------------------------------------------------------------------
Tom Weston-CEO            1998     123,750
---------------------------------------------------------------------------------------------------------------------------
Tom Weston-CEO            1999     135,000
---------------------------------------------------------------------------------------------------------------------------

NOTE G - EXTRAORDINARY GAIN RELATED TO EARLY EXTINGUISHMENT OF DEBT

In June 1999, the Company renegotiated the debt acquired during its acquisition of Visual Link Wireless, Inc. to Stixs Investments Limited (the Lender). The Company entered into an agreement whereby for a $50,000 cash payment, the Lender agreed to waive the remaining balance of $450,000. In addition, the Lender has released the Company from all obligations, claims or liabilities associated or in connection with the loan and waive the right and agree not to institute or threaten any litigation against the Company or to otherwise take an action detrimental to the Company. The extinguishment of this obligation has been reflected in the net income of the Company for 1999.

NOTE H - SUBSEQUENT EVENTS

During March 2000, the Company entered into non-binding letters of intent to acquire all or part of three separate businesses within the wireless industry as part of its Expansion Through Acquisition strategy. Solomon's goal is to enter into business combinations which will result in an increased valuation per share in both the near and long term, based on both a balance sheet and a going concern analysis. It is the Company's strategy to complete two or more acquisitions during 2000 with companies that, upon completion, would significantly increase Solomon's asset base and revenue stream.

On March 8, 2000, the Company entered into a stock exchange agreement with Madison Holdings, Inc. (MHI) under which Solomon acquired MHI, a fully reporting and SEC registered company. In connection with the stock exchange, Solomon elected successor issuer status to become a fully reporting company under

SOLOMON ALLIANCE GROUP, INC. AND SUBSIDIARY
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)
Years Ended December 31, 1999 and 1998

NOTE H - SUBSEQUENT EVENTS (Continued)

Rule 12g of the 1934 Securities Exchange Act and filed a Form 8-K with the SEC. The Company transferred 300,000 shares of its common stock for 100% of the outstanding shares of MHI.

The Company will account for this transaction under the pooling of interests method of accounting. MHI had no operations and no assets or liabilities at the date of acquisition, therefore the Company has not provided pro-forma financial statements with respect to this merger. The Company incurred $150,000 of expenses in connection with the merger.

NOTE I - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                               1999       1998
                                                               ----       ----
Noncash Investing and Financing Activities:

         Issuance of Common Stock for VLW Acquisition              --   $  6,000

         Conversion of Debentures to Common Stock            $589,500         --

         Conversion of Accrued Interest to Common Stock      $ 12,018         --

NOTE J - RELATED PARTY TRANSACTIONS

During the year ending December 31, 1999, the Company has borrowed monies from one of its officers either directly or through the payment of expenses by the officer. The balance of the loan at December 31, 1999 is $100,673 and it bears interest at the rate of 8% per annum. The loan is a demand loan and is unsecured.